UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Comprehensive Care Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204620-20-7

(CUSIP Number)

November 21, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204620-20-7

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arnold B. Finestone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,660,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,660,000(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,660,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.86%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	Includes 472,829 shares of the common stock of Comprehensive Care Corporation (the “Issuer”) owned directly, 77,171 shares of the common stock of the Issuer obtainable upon conversion of 244 shares of the Issuer’s Series C Convertible Preferred Stock, 600,000 shares of the common stock of the Issuer obtainable from the conversion of six shares of the Issuer’s Series D Convertible Preferred Stock obtainable upon exercise of a warrant currently exercisable, 1,500,000 shares of the common stock of the Issuer issuable pursuant to a warrant that is currently exercisable, and 1,010,000 shares of the common stock of the Issuer issuable pursuant to outstanding options that are exercisable within 60 days of November 21, 2011.
2	The percent of class of 5.86% is based on the sum of 59,251,836 shares of the Issuer’s voting common stock outstanding as of November 21, 2011 plus the aforementioned additional shares resulting from the assumed conversion of the Series C Convertible Preferred Stock, exercise of the warrant to purchase Series D Convertible Preferred Stock and assumed conversion of such Series D Stock, the exercise of the warrant that is presently exercisable, and the exercise of stock options exercisable within 60 days of November 21, 2011, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 204620-20-7

Item 1	(a).	Name of Issuer:

Comprehensive Care Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3405 W. Dr. Martin Luther King, Jr. Blvd., Suite 101 Tampa, Florida 33607

Item 2	(a).	Name of Person Filing:

Arnold B. Finestone

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

c/o 3405 W. Dr. Martin Luther King, Jr. Blvd., Suite 101 Tampa, Florida 33607

Item 2	(c).	Citizenship:

United States of America

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

204620-20-7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a) Amount Beneficially Owned: 3,660,000 shares

(b) Percent of Class: 5.86%

Explanatory Notes: At November 21, 2011, Dr. Finestone beneficially owned 3,660,000 shares of the Issuer’s common stock including 472,829 shares of the Issuer’s common stock owned directly, 77,171 shares of the common stock of the Issuer obtainable upon conversion of 244 shares of the Issuer’s Series C Convertible Preferred Stock, 600,000 shares of the common stock of the Issuer obtainable from the conversion of six shares of the Issuer’s Series D Convertible Preferred Stock obtainable upon exercise of a warrant currently exercisable, 1,500,000 shares of the common stock of the Issuer issuable pursuant to a warrant that is currently exercisable, and 1,010,000 shares of the common stock of the Issuer issuable pursuant to outstanding options that are exercisable within 60 days of November 21, 2011.

The percent of class of 5.86% is based on the sum of 59,251,836 shares of the Issuer’s voting common stock outstanding as of November 21, 2011 plus the aforementioned additional shares resulting from the assumed conversion of the Series C Convertible Preferred Stock, exercise of the warrant to purchase Series D Convertible Preferred Stock and assumed conversion of such Series D Stock, the exercise of the warrant that is presently exercisable, and the exercise of stock options exercisable within 60 days of November 21, 2011, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

3,660,000

(ii) Shared power to vote or to direct the vote:

N/A

(iii) Sole power to dispose or to direct the disposition of:

3,660,000

(iv) Shared power to dispose or to direct the disposition of:

N/A

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2011
Dated

/s/ Arnold B. Finestone
Arnold B. Finestone

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